UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

I-TRAX, INC.

(Name of Subject Company)

I-TRAX, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203
CUSIP NUMBER NOT APPLICABLE TO SERIES A CONVERTIBLE PREFERRED STOCK

(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Senior Vice President and General Counsel
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317
(610) 459-2405

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH A COPY TO:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D−9 filed on March 28, 2008 (the “Schedule 14D−9”) with the Securities and Exchange Commission (the “SEC”) by I-trax, Inc., a Delaware corporation (“I-trax”).

Except as otherwise indicated, the information set forth in the Schedule 14D−9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D−9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph immediately after the last paragraph of the section captioned “Antitrust Issues”:

“On April 11, 2008, the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the proposed acquisition of the Shares by Walgreens and Offeror in the Offers.  Accordingly, the condition to the Offers requiring the expiration or termination of the waiting period under the HSR Act has been satisfied.  The Offers continue to be conditioned upon the other conditions described in Section 14 — “Conditions to the Offers” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition (as defined in the Offer to Purchase).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I−TRAX, INC.

/s/ Yuri Rozenfeld
Name:	Yuri Rozenfeld
Title:	Senior Vice President, General
Counsel and Secretary

Date: April 16, 2008

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